# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OmniAb, Inc., CIK 0001846253
CUSIP: 68218J103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5980 HORTON STREET, SUITE 600, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 05/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001884931

## Reporting persons
- Whitefort Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,313,358; sole dispositive power 0; shared dispositive power 7,313,358; aggregate amount beneficially owned 7,313,358 (6% of the class)
- David Salanic: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 7,313,358; sole dispositive power 0; shared dispositive power 7,313,358; aggregate amount beneficially owned 7,313,358 (6% of the class)
- Joseph Kaplan: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,313,358; sole dispositive power 0; shared dispositive power 7,313,358; aggregate amount beneficially owned 7,313,358 (6% of the class)

## Item 1. Issuer
Name of issuer: OmniAb, Inc.
Address of issuer's principal executive offices: 5980 HORTON STREET, SUITE 600, EMERYVILLE, California, 94608

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):
- Whitefort Capital Management, LP, a Delaware limited partnership ("Whitefort Management");
- David Salanic, a French citizen ("Mr. Salanic"); and
- Joseph Kaplan, a United States citizen ("Mr. Kaplan").
Whitefort Management acts as the investment manager of certain client accounts. Each of Mr. Salanic and Mr. Kaplan is a Co-Managing Partner of Whitefort Management.
By virtue of these relationships, each of Whitefort Management, Mr. Salanic and Mr. Kaplan may be deemed to have voting and dispositive power with respect to shares of Common Stock (as defined below) held in client accounts managed by Whitefort Management.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 12 East 49th Street, 40th Floor, New York, New York 10017.
Citizenship:
Mr. Salanic is a citizen of France.
Mr. Kaplan is a citizen of the United States.
Whitefort Management is a limited partnership formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned:
As of the close of business on June 2, 2025,
(i) Whitefort Management, as the investment manager of certain client accounts, may be deemed to beneficially own the 7,313,358 Shares held in such accounts;

(ii) Mr. Salanic, as a Co-Managing Partner of Whitefort Management, may be deemed to beneficially own the 7,313,358 Shares held in the client accounts managed by Whitefort Management.

(iii) Mr. Kaplan, as a Co-Managing Partner of Whitefort Management, may be deemed to beneficially own the 7,313,358 Shares held in the client accounts managed by Whitefort Management.
Percent of class: The percentage of Shares reported owned by each person named herein is based upon 122,335,336 Shares outstanding as of May 1, 2025, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025. As of the close of business on June 2, 2025, each of the Reporting Persons may be deemed to beneficially own 6.0% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

## Signatures
- Whitefort Capital Management, LP: /s/ David Salanic, David Salanic, Co-Managing Partner (06/06/2025)
- Whitefort Capital Management, LP: /s/ Joseph Kaplan, Joseph Kaplan, Co-Managing Partner (06/06/2025)
- David Salanic: /s/ David Salanic, David Salanic (06/06/2025)
- Joseph Kaplan: /s/ Joseph Kaplan, Joseph Kaplan (06/06/2025)